SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of December, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP RESPONDS TO CIVIL CHARGES
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AMVESCAP PLC
106823
IMMEDIATE RELEASE  3 DECEMBER  2003
CONTACT: MICHAEL PERMAN  TEL: 020 7065 3942

                       AMVESCAP Responds to Civil Charges

London, December 2 , 2003--- AMVESCAP PLC is the parent company of INVESCO Funds Group (IFG), a Denver-based manager of retail mutual funds. Today, IFG was informed by the United States Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General that it and an employee are facing civil enforcement actions based on "market timing" activities by certain investors in its mutual funds. We believe these actions are not merited. Neither IFG nor the employee who has been charged engaged in wrongful conduct. These charges will be vigorously contested.

The phenomenon of active trading, which includes market timing in the mutual fund industry, is neither new nor newly discovered. In fact, daily liquidity is a fundamental feature of any open-end mutual fund, and absent clear regulatory guidance, should not be needlessly restricted. IFG tried in good faith to identify and curb harmful market timing activities.

In this highly regulated industry, no clear regulations or directions have been provided that bear specifically on which market timing activities should be permissible and which should not, nor what approaches a fund complex can or cannot take in trying to cope with market timers consistent with the best interests of its shareholders. Unlike late trading - which is clearly illegal and which IFG never knowingly facilitated or permitted - market timing is a lawful activity.

IFG chose what it believed was the best approach in dealing with the problem of potentially harmful market timing. Industry-wide guidance is certainly in order, and we welcome SEC Chairman Donaldson's pledge that new rules designed to curb market timing abuses are forthcoming. Comprehensive rulemaking, rather than selected civil enforcement actions, is the only fair way to establish new industry responsibilities and legal duties in this important area of shareholder protection.

Asset allocation strategies and similar investment techniques, which can include market timing, have been a very complicated issue for the mutual fund industry to manage for some time. IFG, like many fund

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companies,  recognized  the challenge of supporting  the  legitimate  investment styles of asset allocation and momentum investing while preventing short-term trading where it could be harmful. The collective judgment of IFG's management was that Fund shareholders' best interests were served by trying to monitor all investors utilizing investment models calling for frequent asset allocation or similar legitimate changes, rather than remaining vulnerable to uncontrolled short-term traders who would go in and out of the funds when they chose, in dollar amounts they chose, and at a frequency and velocity they chose, all with the potential harm that such uncontrolled trading could cause.

To accomplish this, IFG determined it could better control certain asset allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities. This was done after consultation with investment professionals and included restrictions and limitations designed to protect the Funds and their shareholders. These restrictions and limitations were adjusted whenever IFG thought it necessary to protect the Funds and their shareholders in light of changing market conditions, investment strategies, or the portfolio manager's reassessment of what could be appropriately handled. In applying these standards, there was never a requirement that any investor maintain other investments in exchange for trading capacity.

IFG never put its financial interest ahead of the best interests of the Funds' shareholders. This is most clearly demonstrated by IFG's action in terminating relationships with shareholders who held well in excess of $500 million of assets that posed a potential threat to the Funds, and in turning away at the outset investors seeking to invest in excess of that amount. Through our internal review of this issue to date, we have documented approximately 400 separate instances where IFG shut down a shareholder's account because of its timing activities.

IFG used a wide variety of tools to protect shareholders from the potentially harmful effects of market timing. Redemption fees were imposed on certain funds that were potentially subject to "time zone," "illiquidity" or other "pricing inefficiency" arbitrage plays. IFG actively searched for, monitored, and where appropriate, terminated relationships with harmful market timers. This challenge was made more difficult by marketplace features such as omnibus accounts and similar arrangements that allow investors trading through intermediaries to mask both their identity and their intent.

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IFG's prospectus expressly authorized each shareholder to make four exchanges per Fund per year without any limitation on the dollar amount of each such exchange. The prospectus specifically provided IFG with flexibility in its exchange policy by expressly authorizing "modification" of that policy whenever it was "in the best interests of the Fund." IFG exercised that authority when it deemed appropriate - sometimes to allow fewer than four exchanges in a particular Fund that seemed vulnerable to the potential adverse consequences of market timing activities, and sometimes, to allow more. Exchanges subject to the restrictions and limitations described above were designed to protect the Funds and their shareholders. Despite this record, the charges appear to treat what IFG always intended to be a flexible guideline as if it were an inflexible policy.

IFG saw uncontrolled market timers as a problem to be addressed in the interests of the shareholders in order to avoid the potentially harmful aspects of uncontrolled market timing activities in the funds. In making these decisions, IFG and its employees always acted in good faith and in compliance with its prospectuses, its legal obligations, and most importantly, its fiduciary duty to Fund shareholders. Today's allegations are without merit and will be vigorously contested.

ABOUT AMVESCAP:
AMVESCAP PLC is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the Atlantic Trust, AIM, and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. AMVESCAP had $345 billion in assets under management as of September 30, 2003. The company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol `AVZ'. For more information, please visit www.amvescap.com.




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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 3 December, 2003                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary